U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS


                              FORM 10-SB12G


   UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934





                             DrGoodTeeth.com

                 (Name of Small Business Issuer in its charter)


                   Nevada                      88-0451554
         (State of incorporation)  (I.R.S. Employer Identification No.)


              Times Square Bldg., Suite 11-4, 246 Sukhumvit Road
                       Klongtoey 10110 Bangkok, Thailand
                  (Address of principal executive offices)(Zip Code)


          Issuer's Telephone Number    (212) 386-5695




   Securities to be registered pursuant to 12(b) of the Act: NONE


      Securities to be registered pursuant to 12(g) of the Act:

                    COMMON STOCK $.001 PAR VALUE
                           (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General
-------

DrGoodTeeth.com, (the "Company") was incorporated in the State of Nevada on February 15, 2000. The Company was formed to engage in the business of operating an online dental resource website. The Company has raised a total of $100,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on June 30, 2000.


The Company operates DrGoodTeeth.com, an Internet-based consumer dental network. The network consists of a consumer-focused interactive website, which provides users with comprehensive dental related information and services. The website, www.DrGoodTeeth.com, is a dental resource which integrates dynamic dental related content, an interactive community and tools. The Company's objective is to establish the DrGoodTeeth.com network as one of the most trusted and comprehensive sources of consumer dental-related information and services on the Internet.

The Company's network will provide consumers with a variety of dental-related content, including information on all disciplines of dentistry, definitions, conditions, links to suppliers and educational facilities and current news articles. The customer support group/chat room will allow users to share experiences with others who face, or have faced, similar dental conditions, leveraging the aggregate community to benefit each member. The website will also provide interactive tools that permit users to personalize their DrGoodTeeth.com experience and is currently developing additional features to expand the functionality of the website based on user feedback.

The Company believes consumers are highly motivated in their need to find accurate information on dental-related issues and to act on that need. The Company's goal is to develop DrGoodTeeth as a trusted brand name that consumers will turn to for their dental-related questions and information. The Company's business model is geared primarily to earn advertising and subscription revenues from advertisers, merchants, manufacturers and healthcare organizations who desire to reach a highly targeted community of healthcare consumers on the Internet.

Industry Overview
-----------------

The Internet has become an important alternative to traditional media, enabling millions of consumers to seek information, communicate with one another and execute commercial transactions electronically.

According to recent Internet statistics, the number of worldwide web users is expected to grow from approximately 100 million in 1998 to approximately
320 million by 2002. The Internet is distinct from traditional media in that it offers real-time access to dynamic and interactive content and instantaneous communication among users. These characteristics, combined with the fast growth of Internet users and usage, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and revise them in response to real-time feedback. Similarly, the Internet offers on-line merchants the ability to reach a vast audience and operate with lower costs and greater scale economies, while offering consumers greater selections, lower prices and heightened convenience, compared to conventional retailing.

Portals, such as AOL, Excite, the Go Network, Lycos, MSN and Yahoo, have established themselves as leading pathways for a broad variety of information. Users are augmenting these portals with subject-specific vertical portals, which are becoming one of the fastest growing segments of the Internet. These vertical portals are using brand awareness driven by high quality topical content and significant market resources to establish themselves as destinations for highly concentrated groups of users.

In addition, on-line communities have emerged that allow users with similar interests to engage in interactive activities. Until recently, use of the Internet consisted mainly of users seeking one-way, static information on topics of interest to them. Technologies have recently been developed which allow users greater flexibility to create and personalize content, communicate with users having similar interests and engage in other interactive activities. The Company believes that on-line communities are interested in dental-related issues, since medical information is often complex and users value communication with peers who face, or have faced, the same conditions or situations, giving them firsthand information about the experience.

Business Strategy
-----------------

The Company's objective is to establish the DrGoodTeeth.com network as one of the most trusted and comprehensive source of consumer dental-related information and services on the Internet. The Company's business strategy incorporates the following key elements:


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


Establish the DrGoodTeeth.com Brand:

The Company is working to establish a strong brand with which consumers will associate trustworthiness and credibility. The Company intends to allocate significant resources to further develop and build brand recognition through on-line advertising, general advertising, strategic alliances and other marketing initiatives.

Provide Consumers with Dental Related Content of High Quality:

The Company intends to provide its users with high quality dental-related content, including information on all disciplines of dentistry, definitions, conditions, links to suppliers and educational facilities and current news articles. The Company's strategy is to integrate detailed, dynamic dental-related information on a wide variety of subjects with a relevant interactive community and tools. The Company believes that the quality of its dental resources will be a competitive advantage that will enable it to attract users to its website, promote user loyalty and increase page views per visit.

Provide Consumers with Unique Features and Tools:

The Company's website is being designed to provide easy access to innovative features and tools. The Company intends to continue to design and add useful tools to its website to enable its users to personalize their on-line experience. The Company believes its tools and features will continue to encourage users to visit its website frequently and increase the likelihood of users selecting DrGoodTeeth.com as their preferred website for dental related information and issues.

Provide an Attractive Advertising Site:

The Company believes its ability to target specific dentistry-related users, combined with the interactive nature of its website and the demographic characteristics of its users will be attractive to pharmaceutical, healthcare and other companies that advertise on the Internet. By identifying users interested in dental-related topics, the Company believes it can deliver advertising in a highly targeted manner, possibly resulting in higher advertising revenues to the Company.

DrGoodTeeth.com Website
-----------------------

Dental Information. The Company's main goal is to provide consumer-focused dental-related information to the health-conscious public and individuals with a specific dental-related condition, all at a level and in language the average consumer can understand. The website currently provides a variety of dental-related content, including information on all disciplines of dentistry, definitions, conditions, links to suppliers and educational facilities, along with current dental-related news articles.

The Company expects that competitive factors will create a continuing need to improve and add to its online dental health care content. Accordingly, the Company intends to continue to seek additional sources for information to expand the breadth of its content offerings.

Interactive Community. The Company's website will offer an interactive community in the form of a chat support group. This community is being developed to provide users with a mechanism to interact with others experiencing, or who have experienced, similar dental conditions. The Company believes the chat support group will enable its users to gain valuable insight, practical knowledge and support with regard to their health concerns, which will supplement their interaction with their dentists and physicians.

The Company believes its support groups will be distinct from other support rooms because DrGoodTeeth.com offers access to information and news relevant to the support topic on the corresponding web page.

Tools. The Company plans to provide interactive tools and other features that will allow its regular users to personalize their DrGoodTeeth.com experience and better manage the dental-related information available on the Company's network. The Company has designed its tools and features to draw and retain regular, repeat users. Examples of some of the tools the Company intends to develop include:

* a tooth fairy reminder service that will notify users by email when they have a dental appointment;

* a board of advisors that consists of specialists from all disciplines of dentistry that will answer any questions that are asked of them;

* a free email service for regular users;

* e-cards with dental related themes that can be sent to friends by the user;
and

* a worldwide job board for dentists and dental health care professionals seeking employment and dental clinics or hospitals seeking dental practitioners.

Revenue Model
-------------

The healthcare industry spends billions of dollars every year to market products and services to consumers. Jupiter Communications projects that the on-line health advertising segment will grow from $12.3 million in 1998 to $265 million in 2002. The Company believes that health portals and other vertically focused websites are uniquely positioned to attract a significant share of these advertising expenditures. By identifying users interested in dental-related topics, the Company believes it can sell advertising in a highly targeted manner, thereby commanding a higher advertising rate.

Merchants can purchase advertising on the DrGoodTeeth.com website in two ways. Banner advertising is generally sold based on the number of impressions received by the advertisement and its position on the website. This type of advertising frequently encourages the user to move to other web pages which describe the advertiser's product and solicit a direct response from the user. Sponsorships are contracts that typically grant advertisers rights to promote their products on a specific portion of the website. Sponsorwhips are designed to support broad marketing objectives, including brand awareness, product introudctions, research and transactions, generally on an exclusive basis. Accordingly, sponsorships are sold based on their duration, the portion of the wesite sponsored and the number of impressions delivered.

Marketing
---------

Media purchasing is a significant component to the brand awareness and customer acquisition strategy for DrGoodTeeth.com. The Company believes that click-through banner advertising has been the accepted means to drive traffic across the Internet for several years. The Company must continue to promote DrGoodTeeth.com to the mass Internet audience through banner advertising in order to attract first time users. The Company also intends to pursue general advertising through conventional media.

Competition
-----------

A large number of Internet companies compete for users, advertisers, and other sources of on-line revenue. The number of Internet websites offering users dental-related content and services is vast, and increasing at a rapid rate. In addition, traditional media and dental related providers compete for consumers' attention both through traditional means, as well as through new Internet initiatives. The Company believes competition for dental consumers will continue to increase as the Internet grows as a communication and commercial advertising medium.

The Company competes directly for users, advertisers, e-commerce merchants and other affiliates with numerous Internet and non-Internet businesses, including:

* dental related on-line services or websites targeted at consumers, such as ddsnet.com, dentalcare.com, dentalsite.com, dentalxchange.com, and siamdental.com;

* on-line and Internet portal companies, such as America Online, Inc.; Microsoft Network; Yahoo, Inc.; Excite, Inc.; Lycos Corporation and Infoseek Corporation;

* hospitals, dental clinics and other dental providers, which offer dental-related information through the Internet.

The Company believes that competition in the dental information industry is based primarily on:

* the quality and market acceptance of dental related content;

* brand recognition; and

* the quality and market acceptance of new enhancements to currently available content, features and tools.

To be competitive, the Company must respond promptly and effectively to the challenges of technological change, evolving standards and competitors' innovations by continuing to enhance its content and services, as well as its sales and marketing channels. An increase in competition will make it more difficult for the Company to gain market share or force the Company to charge lower prices, either of which could adversely affect its business and/or revenues. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

Government Regulation
---------------------

General. There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Moreover, it may take years to determine whether and how existing laws governing issues such as intellectual property ownership and infringement, privacy, libel, copyright, trade mark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, regulation of medical devices and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. The requirement that the Company comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's service, increase its cost of doing business, or otherwise have a material adverse effect on the Company's business, results of operations and/or financial condition.

On-line Content Regulations. Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on the Company's DrGoodTeeth.com website. Legislation regulating online content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on the Company's ability to generate revenues.

Privacy Concerns. The Federal Trade Commission is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish certain procedures to, among other things:

* give adequate notice to consumers regarding information collection and disclosure practices;

* provide consumers with the ability to have personal identifying information deleted from a company's database;

* provide consumers with access to their personal information and with the ability to rectify inaccurate information;

* clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's website; and

* obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

Such regulation may also include enforcement and redress provisions. Moreover, even in the absence of such regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One such investigation has resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. Any such developments could have a material adverse effect on the Company's business, results of operations and/or financial condition.

The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. Under this EU directive, EU citizens are guaranteed certain rights, including the right of access to their data, the right to know where the data originated, the right to have inaccurate data rectified, the right to recourse in the event of unlawful processing and the right to withhold permission to use their data for direct marketing. The EU directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The EU directive does not, however, define what standards of privacy are adequate. As a result, there can be no assurance that the EU directive will not adversely affect the activities such as DrGoodTeeth.com that engage in data collection from users in EU member countries.

Data Protection. Legislative proposals have been made by the U.S. federal government that would afford broader protection to owners of databases of information, such as stock quotes and sports scores. Such protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to websites. In addition, such legislation could create potential liability for unauthorized use of such data.

FDA Regulation of Medical Devices. Some computer applications and software are considered medical devices and are subject to regulation by the United States Food and Drug Administration. The Company does not believe that its intended applications or services will be regulated by the FDA; however, DrGoodTeeth.com's applications and services may become subject to FDA regulation. Additionally, the Company may expand its application and service offerings into areas that may subject the Company to FDA regulation. The Company has had no experience in complying with FDA regulations. The Company believes complying with FDA regulations would be time consuming, burdensome and epensive and could delay or prevent its introduction of new applications or services.

Regulation of the Practice of Medicine and Pharmacology. The practice of medicine requires licensing under applicable state law. The Company has endeavored to structure its website to avoid violation of state licensing requirements. For example, DrGoodTeeth.com will include notices where the Company deems appropriate, advising its users that the data provided on the DrGoodTeeth.com network is not a substitute for consultation with their dentist or personal physician. However, the application of this area of the law to Internet services such as DrGoodTeeth.com is novel and, accordingly, a state regulatory authority may, at some point, allege that some portion of the Company's business violates these statutes.

Jurisdiction. Due to the global reach of the Internet, it is possible that, although the Company's transmissions over the Internet originate primarily in the State of California, the governments of other states and foreign countries might attempt to regulate Internet activity and transmission, or take action against the Company for violations of certain laws. There can be no assurance that violations of such laws will not be alleged or charged by state or foreign governments and that such laws will not be modified, or new laws enacted in the future. Any of the foregoing could have a material adverse effect on the Company's business, results of operations and/or financial condition.

The Company has obtained all governmental licenses, registrations, permits and approvals necessary for the operation of its website. However, there can be no assurance that it would be able to obtain any new licenses, registrations, permits and/or approvals that may be required in the future in connection with any expansion, or that existing ones will not be suspended or revoked.

Office Facilities
-----------------

The Company's business offices are located at Times Square Building, Suite 11-4, 246 Sukhumvit Road, Klongtoey 10110 Bangkok Thailand, which it leases on a month-to-month basis at competitive market rates. The Company also maintains a mailing address and answering service in New York located at 152 Madison Ave., Suite 1104-665, New York, New York 10016, for which it pay a competitive monthly rate.

Employees
---------

At the present time, the Company has no employees other than its officers and directors, who are not paid for their services, and devote their time as needed to the Company's business.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation
-----------------

The Company expects its current cash in the bank, in addition to the revenues it expects to derive from advertisers on its website to satisfy its cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

As of July 24, 2000, the Company had not yet expended any significant amount of money for research and development, however, it has entered into a verbal agreement with an unrelated third party website developer to design and publish the DrGoodTeeth.com website for a total of $10,000, to be paid when upon completion of the website. This amount is accounted for as an accounts payable in the Company's audited financial statements included herein. During the next 12 months, the Company intends to continue to develop and improve its website and services and projects it will spend approximately $10,000 on research and development.

During the next 12 months, the Company does not intend to purchase any significant property or equipment.

Results of Operations
---------------------

From inception to the period ended July 24, 2000, the Company has had no revenues and incurred net operating losses of $799 U.S., all of which comprised operating expenses.

Net cash provided by financing activities for the period from inception to July 24, 2000, was $105,000 U.S.

The ability of the Company to continue as a going concern is dependent on its ability to generate revenues or raise funds through sale of its equity securities for use in administrative, marketing, research and development activities.


ITEM 3.   DESCRIPTION OF PROPERTY

The Company does not currently own any property other than its proprietary website, software and domain name.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the Company's Common Stock beneficially owned at July 24, 2000, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. At July 24, 2000, there were 4,000,000 shares of the Company's Common Stock issued and outstanding.

Name and Address                  Amount and Nature of
 of Beneficial                        Beneficial            Percent Of
   Owner (1)                          Ownership (2)           Class
----------------                 ---------------------      ----------
Dr. Anchana Chayawatana			            1,000,000			             25%
295/42 Ngarmwongwan 23 Road
Nonthaburi 11000 Thailand

Lt. Dr. Somdul Manpiankarn		            500,000	            		 12.5%
237/466 Soi Saitong, Tiwanon Rd.
Nonthaburi 11000 Thailand

Dr. Bancha Luangaram			                 500,000	       	       12.5%
240/28 Charansanitwong Rd.
Bangkoknoi, Bangkok 10700 Thailand
------------------------------------
All Officers/Directors as a Group     2,000,000     	          50%






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

(1) The persons named above, who are the only officers, directors and principal shareholders of the Company, may be deemed to be "parents" and "promoters" of the Company, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in the Company. These persons are the only "promoters" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors are elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name                                Age        Position(s)
----                                ---        -----------
Dr. Anchana Chayawatana			          24	        President, Secretary and
295/42 Ngarmwongwan 23 Road                    Director
Nonthaburi 11000 Thailand

Lt. Dr. Somdul Manpiankarn		        25	        Treasurer and Director
237/466 Soi Saitong, Tiwanon Rd.
Nonthaburi 11000 Thailand

Dr. Bancha Luangaram			             25	        Vice President-Marketing
240/28 Charansanitwong Rd.                     and Director
Bangkoknoi, Bangkok 10700 Thailand


Background of Officers and Directors
------------------------------------

Dr. Anchana Chayawatana has been President, Secretary and a Director of the Company since inception. From April 1998 to present, she has also been the head of the Dental Department at Sri Vichai 3 Hospital in Samut Sakorn, Thailand. From April 1998 to present, she has also practiced dentistry at President Park Dental Care, a private dental clinic. She attended Mahidol University in Bangkok, Thailand and received a Doctor of Dental Science degree in 1998. Dr. Chayawatana intends to devote her time as required to the business of the Company.

Lt. Dr. Somdul Manpiankarn has been Treasurer and a Director of the Company since inception. From April 1998 to present, he has practiced dentistry for the Royal Thai Survey Department. From April 1998 to present, he has also practiced dentistry at Rom Mai Dental Clinic and Clinic Banglumpoo, both private dental clinics located in Bangkok, Thailand. He attended Mahidol University in Bangkok, Thaialnd and received a Doctor of Dental Science degree in 1998. Dr. Manpiankarn intends to devote his time as required to the business of the Company.

Dr. Bancha Luangaram has been Vice President and a Director of the Company since inception. From April 1998 to present, he has practiced dentistry at the Public Health Canteen, Kanchanaburi Municipality in Kanchanaburi, Thailand. He attended Mahidol University in Bangkok, Thailand and received a Doctor of Dental Science degree in 1998. Dr. Luangaram intends to devote his time as required to the business of the Company.


ITEM 6.  EXECUTIVE COMPENSATION

The Company's officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Employment Agreements
---------------------
The Company's officers and directors are not currently party to any employment agreements with the Company. The Company presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, the Company may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees of the Company.


ITEM 7. DESCRIPTION OF SECURITIES

At July 24, 2000, there were 4,000,000 shares of the Company's common stock issued and outstanding.

Common Stock
------------
The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative Voting
---------------------

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

Cash Dividends
--------------

As of the date of this registration statement, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of the Company not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business.

Reports
-------

The Company will furnish and annual financial reports to stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
--------------------

The Company's stock transfer agent is Signature Stock Transfer of Dallas, Texas, an independent, professional stock transfer agency.


                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

At July 24, 2000, there were 39 shareholders of record of the Company's 4,000,000 shares of Common Stock issued and outstanding.

The Company's Common Stock is currently listed for trading in the "pink Sheets" under the trading symbol, "DRGT"; however, no trading has yet commenced.


ITEM 2. LEGAL PROCEEDINGS

Management of the Company believes there are no material legal proceedings filed, or to the Company's knowledge, threatened against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Clyde Bailey, P.C., an independent chartered accountant, has been the Company's only auditor since inception and there have been no disagreements between the Company and Clyde Bailey.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On February 22, 2000, a total of 2,000,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.0025 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company.

In July, 2000, the Company issued a total of 2,000,000 shares of Common Stock, at a price of $.05 per share to a total of 36 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, approved by the State of Nevada Securities Division and raised a total of $100,000, which is being used for general operations of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and By-Laws of the corporation, the Company may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of the Company. In certain cases may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, the Company must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, the Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                             PART F/S

The financial statements and supplementary data are included herein.


FINANCIAL STATEMENTS AND EXHIBITS

Following are the audited Financial Statements of the Company for the period from inception to July 24, 2000, prepared by Clyde Bailey, P.C., an independent chartered Accountant.



















                 (This space left blank intentionally.)

July 24, 2000


Clyde Bailey, P.C.
Certified Public Accountant
10924 Vance Jackson #404
San Antonio, Texas 78230
(210) 699-1287(ofc.)
(888) 699-1287(210) 691-2911(fax)

Member:
American Institute of CPA's
Texas Society of CPA's
Board of Directors
DrGoodTeeth.Com

                   INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of DrGoodTeeth.Com (Company) as of July 24, 2000 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from February 15, 2000 to July 24, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentaiton. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 24, 2000 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.


/s/  Clyde Bailey P.C.
San Antonio, Texas
July 25, 2000

                               DrGoodTeeth.com
                       (A Development Stage Enterprise)
                                BALANCE SHEET
                             As of July 24, 2000

                                    ASSETS
Current Assets
    Total Current Assets                             $104,201
                                                     --------

Other Assets
  Web Development                                      10,000
                                                     --------
    Total Other Assets                                 10,000
                                                     --------
       Total Assets                                   114,201
                                                     ========

                                 LIABILITIES

Current Liabilities
  Accounts Payable                                     10,000
                                                     --------
    Total Current Liabilities                          10,000
                                                     --------
       Total Liabilities                               10,000
                                                     ========

                           STOCKHOLDERS' EQUITY

Common Stock                                            4,000
  100,000,000 authorized shares, par value $.001
   4,000,000 shares issued and outstanding

  Additional Paid-in-Capital                          101,000
  Accumulated Deficit                                    (799)
                                                     --------
    Total Stockholders' Equity                        104,201
                                                     --------
      Total Liabilities and Stockholders' Equity     $114,201
                                                     ========



[FN]
      The accompanying notes are an integral part of consolidated financial statements.

                               DrGoodTeeth.com
                       (A Development Stage Enterprise)
                           STATEMENT OF OPERATIONS
                             As of July 24, 2000


                                       For the Period    From Inception
                                           Ended              to
                                        July 24, 2000     July 24, 2000
                                       --------------    --------------

Revenues:
  Revenues                             $           -      $          -
                                       --------------     -------------
    Total Revenues                                 -                 -



Expenses:
  Operating Expenses                             799               799
                                       -------------      ------------
    Total Expenses                               799               799
                                       -------------      ------------
      Net Loss From Expenses                    (799)             (799)



Provision for Income Taxes:
  Income Tax Benefit                               -                 -
                                       -------------      ------------
      Net Income (Loss)                $        (799)     $       (799)
                                       =============      ============


Basic and Diluted Earnings per
Common Share                                     Nil               Nil
                                       -------------      ------------


Weighted Average number of Common
Shares used in per share calculations      2,000,000         2,000,000
                                       =============      ============


[FN]
      The accompanying notes are an integral part of consolidated financial statements.

                               DrGoodTeeth.com
                       (A Development Stage Enterprise)
                      STATEMENT OF STOCKHOLDERS' EQUITY
                             As of July 24, 2000





                          $.001 Par  Paid-In  Accumulated Stockholders'
                 Shares      Value   Capital    Deficit      Equity
                 ------    --------  -------   ----------  -----------


Balance,
February 15,
2000                 -           -        -            -          -


Stock Issued    4,000,000  $ 4,000  $101,000   $       -    $105,000

Net Income(Loss)                                    (799)       (799)
                ---------  -------  --------   ----------    --------


Balance,
July 24, 2000   4,000,000  $ 4,000  $101,000   $    (799)    $104,201
                =========  =======  ========   ==========    ========










[FN]
      The accompanying notes are an integral part of consolidated financial statements.

                               DrGoodTeeth.com
                       (A Development Stage Enterprise)
                           STATEMENT OF CASH FLOWS
                             As of July 24, 2000

                                       For the Period    From Inception
                                           Ended              to
                                        July 24, 2000     July 24, 2000
                                       --------------    --------------
Cash Flows from Operating Activities:

  Net Income(Loss)                             (799)             (799)
  Accounts Payable                           10,000            10,000
                                       ------------        ----------
Net cash provided from
Operating Activities                   $      9,201        $    9,201
                                       ------------        ----------

Cash Flows from Investing
Activities:

  Other Assets                              (10,000)           (10,000)
                                       ------------        -----------
Net Cash Used in Investing Activities       (10,000)           (10,000)
                                       ------------        -----------

Cash Flows from Financing Activities:

  Common Stock                              105,000            105,000
                                      -------------        -----------
Net Cash Provided from Financing
Activities                                  105,000            105,000
                                      -------------        -----------
Net Increase in Cash                        104,201            104,201
                                      -------------        -----------

Cash Balance, Begin Period                        -                  -
                                      -------------       ------------
Cash Balance, End Period              $     104,201       $    104,201
                                      =============       ============

Supplemental Disclosures:
  Cash Paid for interest              $           -       $          -
  Cash Paid for income taxes          $           -       $          -
                                      =============       ============

      The accompanying notes are an integral part of consolidated financial statements.



                                    21

                               DrGoodTeeth.Com
                        Notes to Financial Statements


Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Organization
------------
DrGoodTeeth.Com ("the Company") was incorporated under the laws of the State of Nevada on February 15, 2000 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 4,000,000 shares issued and outstanding as of July 24, 2000. The Company has been inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial
Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards
Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting
Standards Board Statement No.  109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes.  The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred.
Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

                            22


Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128,"Earnings
Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income must be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about
Segments of an Enterprise and Related Information, supersedes SFAS No. 14,
"Financial Reporting for Segments of a Business Enterprise." SFAS 131
establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public.  It also establishes standards for disclosures regarding products and services, geographic areas and major customers.  SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Note 2  -  Common Stock
-----------------------
A total of 2,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.025 per share for a total of $5,000 to the original officers and directors.

A Form D on Rule 504 offering was declared effective by the State of Nevada and registered with the Securities and Exchange Commission to issue 2,000,000 shares at $.05 per share. The offering was completed on July 24, 2000. The funds will be used for web design and working capital.


                              23

Note 3  -  Related Parties
--------------------------
The Organization has no significant related party transactions and/or relationships any individuals or entities.

Note 4 - Income Taxes
---------------------
Deferred income taxes arise from temporary differences resulting from the
Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes.  Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.  Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The
Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Subsequent Events
----------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.







                                  24






                              SIGNATURES



In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                DrGoodTeeth.com

                                By:/s/ Dr. Anchana Chayawatana,
                                President, Secretary and Director

                                Dated: September 16, 2000




In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of Registrant in the capacities and on the dates indicated:


By: /s/ Dr. Anchana Chayawatana, President and Director

Dated: September 16, 2000


By: /s/ Lt. Dr. Sondul Manpiankarn Treasurer and Director

Dated: September 16,  2000


By: /s/ Dr. Bancha Luangaram, Vice President-Marketing and Director

Dated: September 16, 2000








                                  25


